RECLASSIFIES SECOND QUARTER 2003,
BALANCE SHEET ACCOUNTS
Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA)
August 4, 2003
San Pedro Garza García, Nuevo León, México

The Company reconsidered its position of netting within the debt balance its reserve and collection accounts in connection with the syndicated facilities of Flat Glass and Glass Containers. Therefore, such amounts were reclassified and placed, in the case of the reserve accounts, as "long-term restricted assets", totaling US$36.1 million as for the end of 2Q'03, and in the case of the collection account, as "cash and cash equivalents", totaling US$7.8 million for the same date, thus increasing long- and short-term debt in such amounts. Historical figures were also reversed to their original classifications. After giving effect to these reclassifications, the financial structure of the Company remains stable.

The following tables show the effect of the reclassifications over debt balances and debt profile. Considering the changes, total consolidated debt stands at US$1,486 million as of June 30, 2003, instead of US$1,442 million reported as of June 30, 2003, with the corresponding US$ 44 million increase also taking place in the asset side of our balance sheet.

	Table 5
	Debt Indicators
	(Million dollars: except as indicated)
	2Q'03	1Q'03	4Q'02	3Q'O2	2Q'02
Leverage	4.2	4.2	3.7	3.4	3.8
(Total Debt / EBITDA (Times) LTM
Total Debt	1,456	1,576	1,455	1,370	1,535
Short-Term Debt (1)	456	495	458	492	612
Long-Term Debt	1,030	1,080	997	878	923
(1) Short-term debt includes current maturities of long-term debt

Short Term Debt Profile
US$456 million

Calendar Year Debt Profile
US$1,486 million

				VITRO, SA. DE C.V. AND SUBSIDIARIES
				CONSOLIDATED FINANCIAL STATEMENTS
				AS OF JUNE 30, 2003 (IN MILLIONS)
	Constant Pesos		Nominal Dollars
BALANCE SHEET	2003	2002	% Var.	2003	2002	% Var.		FINANCIAL INDICATORS	2Q'03	2Q'02
Cash & Cash Equivalents	1,736	1,462	18.8.	167	139	20.2	Debt/EBITDA (LTM, times)		4.2	3.8
Trade Receivables	2,227	2,156	3.3	214	205	4.1	EBITDA/ Total Net Fin. Exp. (LTM, times)		2.3	2.6
Inventories	3,637	3,509	3.6	349	334	4.5	Debt / Firm Value (times)		0.7	0.6
Other Current Assets	1,247	1,291	(3.4)	120	123	(2.5)	Debt/Equity (times)		1.9	1.7
Current Assets from Disc. Operations	-	1,336	--	-	128	--	Total Liab./Stockh. Equity (times)		2.7	2.6
Total Current Assets	8,847	9,754	(9.3)	849	929	(8.6)	Curr. Assets/Curr. Liab. (times)		0.9	0.8
Inv. in Uncons. Subs.	-	-	--	-	-	--	Sales/Assets (times)		0.8	0.8
Prop., Plant & Equipment	18,816	19,160	(1.8)	1,806	1,833	(1.5)	EPS (Ps$) *		(0.06)	(1.87)
Deferred Assets	1,900	1,865	1.9	182	177	2.8	EPADR (US$) *		(0.02)	(0.56)
LT Assets from Disc. Operations	-	3,015	--	-	289	--	* Based on the weighted average shares outstanding.
Other Long-Term Assets	731	597	(22.5)	70	57	(22.9)
Total Assets	30,296	34,391	(11.9)	2,908	3,286	(11.5)	OTHER DATA
							# Shares Issued (thousands)		324,000	324,000
Short-Term & Curr. Debt	4,667	6,387	(26.9)	448	612	(26.7)
Trade Payables	2,156	2,567	(16.0)	207	245	(15.7)	# Average Shares Outstaning
Other Current Liabilities	2,487	1,814	37.1	239	172	38.4	(thousands)			275,973	276,019
Current Liabilities from Disc. Operations	-	1,735	--	-	166	--	Employees			26,213	28,135
Total Curr. Liab.	9,400	12,502	(24.8)	902	1,196	(24.5)
Long-Term Debt	10,734	9,629	7.6	1,030	923	11.6
Other LT Liabilities	1,953	2,057	(5.1)	187	197	(4.7)
LT Liabilities from Disc. Operations	-	683	--	-	66	--
Total Liabilities	22,087	24,872	(11.2)	2,120	2,381	(11.0)

Restated Capital Stock	7,258	7,258	-	680	680	-
Retained Earnings	(1,629)	(1,165)	39.8	(140)	(101)	38.2
Minority Interest	2,580	3,426	(24.7)	248	326	(24.1)
Total Shar. Equity	8,209	9,519	(13.8)	788	905	(12.9)

The consolidated balance sheet as of June 30, 2002, account for Vitromatic, S.A. de C. V. as a discontinued operation. All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each day by the daily fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of June 30 2003 was 10.4176 pesos per US dollar. Certain amounts may not sum due to rounding.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information, please contact:

Investor Relations Beatriz Martinez / Jorge Torres Vitro S.A. de C.V. + (52) 81-8863-1258 / 1240 bemartinez@vitro.com JTorres@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com